SilverCrest Releases 2023 ESG Report
TSX: SIL | NYSE American: SILV                               For Immediate Release

VANCOUVER, BC – July 16, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is proud to announce the release of its 2023 Environmental, Social, and Governance (“ESG”) Report (the “Report”), which primarily focuses on its Las Chispas Operation located in Sonora, Mexico (the "Las Chispas Operation") and also encompasses the surrounding communities in which it operates. All amounts herein are presented in United States Dollars (“US$”), unless otherwise stated.

Chris Ritchie, President, commented, “In 2023 SilverCrest achieved remarkable milestones; eliminating our debt within the first seven months of commercial production, meeting our inaugural sales and cost guidance and introducing the inclusion of bullion amongst our treasury assets. However, some of our proudest accomplishments extend beyond financial success; through strategic partnerships and community engagement, we’ve continued our commitment to ESG, guided by a common sense approach that delivers value where it is needed most. A big priority for us, the communities, and the government has been addressing water scarcity and the related infrastructure in Sonora. In 2023 we continued to advance our five-year Water Stewardship Plan which is focused on providing more reliable, year-round access to water in communities heavily reliant on agriculture for their livelihoods. We are proud to help communities in fostering agricultural resilience and in 2023 our efforts were recognized through distinctions awarded by CEMEFI and CONCAMIN. As we look ahead, we are excited to leverage renewable energy solutions and advance the process towards using solar power at our Las Chispas Operation.”

2023 marked SilverCrest’s first full year of production, allowing for the establishment of more representative environmental baselines. This milestone has enabled the company to provide a more comprehensive and detailed disclosure compared to the 2022 ESG Report, reflecting SilverCrest’s ongoing commitment to transparency and accountability.

Throughout 2023, SilverCrest continued to actively engage with local community stakeholders and government agencies to identify and address areas where contribution and Company initiatives could make the most meaningful impact. In a continued commitment to the 5-year Water Stewardship Plan commenced in 2022, SilverCrest invested an additional $280,000 in 2023 to enhance water infrastructure within the region. This investment has significantly advanced projects and resulted in year-round water access for 231 hectares of land, benefiting 57 local landowners. Some farmers have already used this to establish a second planting season, boosting income potential. Work was also completed with state level agencies to recapture some of SilverCrest’s monthly labour taxes to be redirected towards drip irrigation projects for local agriculture. According to a report released by Scotiabank in June 2022 titled, “ESG Meets Reality - Water Scarcity Across Mining Operations in the Americas”, drip irrigation technology has been proven to reduce water consumption by 60% and increase yields by up to 90%.

SilverCrest is committed to continuing to advance our sustainability efforts at our operations and in the communities in which we operate.

To access the full 2023 ESG Report and learn more about SilverCrest’s commitment to sustainability, please visit www.silvercrestmetals.com.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team

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in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to the timing, costs and completion of the Company’s 5-year Water Stewardship Plan. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to the ESG programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and the timing and content of work programs; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

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